Exhibit 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

FROM CONTINUING OPERATIONS

(IN THOUSANDS OF DOLLARS, EXCEPT RATIO DATA)

	Three Quarters Ended		Year Ended
	Sep 25, 2005	Sep 26, 2004	Dec 26, 2004	Dec 28, 2003	Dec 29, 2002	Dec 30, 2001	Dec 31, 2000
Fixed Charges Computation

Net Interest Expense	$57,081	$32,954	$49,850	$68,715	$74,251	$98,872	$114,422
Plus Capitalized Interest	5,067	3,500	4,746	2,079	718	1,961	2,230

Gross Interest Expense	62,148	36,454	54,596	70,794	74,969	100,833	116,652

Proportionate Share of Interest
Expense of 50% owned persons	—	—	—	—	—	—	—
Interest component of Rent	5,935	6,105	8,179	8,219	8,066	8,678	8,763

Total Fixed Charges	$68,083	$42,559	$62,775	$79,013	$83,035	$109,511	$125,415

Earnings Computation

Pre-tax earnings from continuing operations	$256,906	$306,723	$456,389	$424,820	$412,070	$278,820	$477,803
Add: Fixed Charges	68,083	42,559	62,775	79,013	83,035	109,511	125,415

	$324,989	$349,282	$519,164	$503,833	$495,105	$388,331	$603,218
Less: Capitalized Interest	(5,067)	(3,500)	(4,746)	(2,079)	(718)	(1,961)	(2,230)
Add: Distributions in excess of (lessthan) earnings of investee	(31,081)	(15,471)	(25,674)	(23,855)	39,608	19,624	(36,353)

Total Earnings as Adjusted	$288,841	$330,311	$488,744	$477,899	$533,995	$405,994	$564,635

Ratio of Earnings to Fixed Charges	4.2:1	7.8:1	7.8:1	6.0:1	6.4:1	3.7:1	4.5:1

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